Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

March 31, 2016

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
1 Year 9.00% per annum Autocallable Reverse Convertible Securities due March 31, 2017	March 28, 2016	F217
Digital Buffered Notes due October 2, 2019	March 29, 2016	K633
Digital Buffered Notes due October 2, 2019	March 29, 2016	K634
Digital Buffered Notes due October 3, 2017	March 28, 2016	K638
Digital Buffered S&P 500® Index-Linked Medium-Term Notes due 2017	March 24, 2016	K644
Leveraged Index Return Notes®	March 23, 2016	LIRN-27
Autocallable Market-Linked Step Up Notes	March 23, 2016	SUN-83
Autocallable Market-Linked Step Up Notes	March 23, 2016	SUN-84
Accelerated Barrier Notes due April 1, 2021	March 28, 2016	T722
Digital Plus Barrier Notes due April 1, 2021	March 28, 2016	T723

Absolute Return Barrier Securities due April 1, 2021	March 28, 2016	T725
Autocallable Securities due March 30, 2018	March 28, 2016	T727
Trigger Return Optimization Securities	March 29, 2016	T731
Trigger Step Performance Securities	March 28, 2016	T732
Trigger Performance Securities	March 28, 2016	T733
Trigger Performance Securities	March 29, 2016	T734
8.00% per annum Contingent Coupon Autocallable Yield Notes due March 31, 2021	March 28, 2016	U1501
3 Year 8.00% per annum Autocallable Yield Notes due March 29, 2019	March 28, 2016	U1508
6.00% 5 Year Callable Daily Range Accrual Securities due March 31, 2021	March 28, 2016	U1511
Trigger Autocallable Optimization Securities	March 29, 2016	U1520
Trigger Phoenix Autocallable Optimization Securities	March 29, 2016	U1521

9% per annum Contingent Coupon Autocallable Yield Notes due March 30, 2018	March 28, 2016	U1526
Trigger Phoenix Autocallable Optimization Securities	March 29, 2016	U1527ABC
6 Month 13.25% per annum (approximately 6.625% for the term of the securities) Autocallable Yield Notes due October 3, 2016	March 30, 2016	U1534